Exhibit 99.1

FOR IMMEDIATE RELEASE

Editorial Contact
Denise Idone
Idone Media Consultants
(631) 472-0342
denise@idonemedia.com

Investor Contact
Mary Camarata
Adaptec, Inc.
408-957-1630
mary_camarata@adaptec.com

Adaptec Reports First Quarter Fiscal 2008 Results

The Company Restructures Organization to Better Align Costs with Anticipated Revenue Levels

MILPITAS, Calif. – August 7, 2007 – Adaptec, Inc. (NASDAQ: ADPT), a global leader in storage solutions, today reported its financial results for the first quarter of fiscal 2008, which ended on June 30, 2007, along with a restructuring plan to better align the company's costs with anticipated revenue levels.

Net revenue for the company's first quarter of fiscal 2008 was $42.4 million, compared with $69.1 million for the first quarter of fiscal 2007.

Loss from continuing operations, computed on a generally accepted accounting principles (GAAP) basis, for the first quarter of fiscal 2008 was ($3.6) million or ($0.03) per share, compared with a loss of ($24.8) million or ($0.21) per share for the first quarter of fiscal 2007. GAAP net loss for the first quarter of fiscal 2008 was ($3.6) million or ($0.03) per share, compared with a net loss of ($23.3) million or ($0.20) per share for the first quarter of fiscal 2007. Included in both the loss from continuing operations and the net loss for the first quarter of fiscal 2008 was a gain of $6.7 million on the sale of certain properties in Milpitas, California.

Non-GAAP loss from continuing operations for the first quarter of fiscal 2008 was ($5.9) million or ($0.05) per share, compared with a non-GAAP loss from continuing operations of ($3.3) million or ($0.03) per share for the first quarter of fiscal 2007. The non-GAAP results for the first quarter of fiscal 2008, as defined below in the section "Use of Non-GAAP Financial Measures," differ from results measured under GAAP as they exclude stock-based compensation expense, amortization of intangible assets, restructuring costs, other charges or gains (including the gain of sale of properties in the first quarter of fiscal 2008), a management incentive program related to an acquired business, and tax differences due to GAAP versus non-GAAP measurements. A complete reconciliation between GAAP and non-GAAP information referred to in this release is provided in the attached tables at the end of this press release.

To better align the company's cost structure with its anticipated revenue base, Adaptec will implement a restructuring plan that will reduce headcount by approximately 20 percent. The reductions will be widespread throughout the company, but will be heavily centered on the DPS engineering and related functional organizations. The savings from the restructuring plan should start to benefit operating results in the third quarter of fiscal 2008, with a full impact expected by the fourth quarter of fiscal 2008. The company expects to incur a restructuring charge in the range of $3.0 million to $5.0 million.

While these actions will primarily affect staff levels focused on the company's future server OEM business, the company expects to continue to support its existing OEM customers with their current qualified platforms. Adaptec's channel-based RAID controller and storage systems businesses will not be impacted.

"Two years ago we began a process of improving our financial performance through divestitures, narrowing our focus to two business units, right-sizing our businesses, rationalizing our worldwide locations, and outsourcing. These actions have already resulted in a 40 percent overall reduction of our operating expenses," explained S. "Sundi" Sundaresh, president and CEO of Adaptec. "As our revenues have continued to decline, reflecting largely the challenges in our OEM business and the decline of our revenue based on parallel SCSI products, we have taken the proactive step of further restructuring our organization to better align costs with anticipated revenue levels. This quarter we will be reducing our headcount by an additional 20 percent."

Sundaresh added, "Previously, we had deliberately maintained an appropriate level of resources devoted to our OEM business so we could aggressively compete for a large OEM design opportunity that would have generated significant revenue in about 18 months. That design was not awarded to us due to a number of factors, especially the lack of either our own internally developed ASICs or a tight partnership with a major ASIC developer. Now that this opportunity is behind us, we must act decisively to ensure our operations are better aligned to our anticipated revenues. While these are difficult measures, it is imperative that we stay focused on achieving an adequate return on our investments and delivering shareholder value."

Conference Call

The Adaptec first quarter fiscal 2008 earnings conference call is scheduled for 1:45 p.m. Pacific Time on August 7, 2007. Individuals may participate via webcast by visiting www.adaptec.com/investor 15 minutes prior to the call. A telephone replay of the teleconference will be available through August 21, 2007 by calling (888) 203-1112 in the U.S. or (719) 457-0820 internationally and referencing reservation number 4766207.

About Adaptec

Adaptec, Inc. (NASDAQ: **ADPT**) provides trusted storage solutions that reliably move, manage, and protect critical data and digital content. Adaptec's software and hardware-based solutions are delivered through leading Original Equipment Manufacturers (OEMs) and channel partners to provide storage connectivity, data protection, and networked storage to enterprises, government organizations, medium and small businesses worldwide. More information is available at **www.adaptec.com**.

Safe Harbor Statement

This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward-looking statements are statements regarding future events or the future performance of Adaptec, and include the Company's intention to effect a restructuring plan, the expected reduction to the Company's headcount and the areas of the Company that will be most affected, the anticipated benefits of such restructuring plan and the anticipated charges that the Company will incur related to such restructuring plan. These forward-looking statements are based on current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. These risks include: if we do not meet our restructuring objectives, we may have to continue to implement additional plans in order to reduce our operating costs; achieving necessary support from the contract manufacturers to whom we have outsourced manufacturing, assembly and packaging of our products; retaining key management; Adaptec's ability to launch new software products; difficulty in forecasting the volume and timing of customer orders; reduced demand in the server, network storage and desktop computer markets; our target markets' failure to accept, or delay in accepting, network storage and other advanced storage solutions, including our SAS, SATA and iSCSI lines of products; decline in consumer acceptance of our current products; the timing and volume of orders by OEM customers for storage products; our ability to control and manage costs associated with the delivery of new products; and the adverse effects of the intense competition we face in our business. For a more complete discussion of risks related to our business, reference is made to the section titled "Risk Factors" included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2007 on file with the Securities and Exchange Commission. Adaptec assumes no obligation to update any forward looking information that is included in this release.

Adaptec is a registered trademark in the United States and other countries. Other product and company names are trademarks or registered trademarks of their respective owners.

###

Adaptec, Inc.
GAAP Condensed Consolidated Statements of Operations
(unaudited)

	Three-Month Period Ended		
	June 30, 2007	March 31, 2007	June 30, 2006
	(in thousands, except per share amounts)		
Net revenues	$ 42,387	$ 51,934	$ 69,071
Cost of revenues	28,390	34,356	46,801
Gross profit	13,997	17,578	22,270
Operating expenses:			
Research and development	11,790	12,788	17,294
Selling, marketing and administrative	14,989	14,892	15,394
Amortization of acquisition-related intangible assets	733	1,470	1,586
Restructuring charges	1,526	--	3,011
Other charges (gains)	(5,914)	758	13,942
Total operating expenses	23,124	29,908	51,227
Loss from continuing operations	(9,127)	(12,330)	(28,957)
Interest and other income	6,721	7,290	5,903
Interest expense	(1,014)	(856)	(876)
Loss from continuing operations before income taxes	(3,420)	(5,896)	(23,930)
Provision for (benefit from) income taxes	215	(1,732)	894
Loss from continuing operations	(3,635)	(4,164)	(24,824)
Discontinued operations, net of taxes			
Income (loss) from discontinued operations, net of taxes	--	(678)	264
Income from disposal of discontinued operations, net of taxes	--	1,512	1,290
Income from discontinued operations	--	834	1,554
Net loss	$ (3,635)	$ (3,330)	$ (23,270)
Income (loss) per common share:			
Basic			
Continuing operations	$ (0.03)	$ (0.04)	$ (0.21)
Discontinued operations	$ --	$ 0.01	$ 0.01
Net loss	$ (0.03)	$ (0.03)	$ (0.20)
Diluted			
Continuing operations	$ (0.03)	$ (0.04)	$ (0.21)
Discontinued operations	$ --	$ 0.01	$ 0.01
Net loss	$ (0.03)	$ (0.03)	$ (0.20)
Shares used in computing income (loss) per share:			
Basic	117,897	117,516	115,609
Diluted	117,897	117,516	115,609

To supplement its condensed consolidated financial statements in accordance with generally accepted accounting principles (GAAP), the Company's earnings release contains non-GAAP financial measures that exclude certain expenses, gains and losses. The Company believes that the use of non-GAAP financial measures provides useful information to investors to gain an overall understanding of its current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by excluding certain expenses, gains and losses that the Company believes are not indicative of its core operating results. In addition, non-GAAP financial measures are used by management for budgeting and forecasting as well as subsequently measuring the Company's performance, and the Company believes that it is providing investors with financial measures that most closely align to its internal measurement processes. The Company also believes, based on feedback provided to the Company during its earnings calls' Q&A sessions and discussions with the investment community, that the non-GAAP financial measures it provides are necessary to allow the investment community to construct their valuation models to better align its results and projections with its competitors and market sector, as there is significant variability and unpredictability across companies with respect to certain expenses, gains and losses.

The non-GAAP financial information is presented using consistent methodology from quarter-to-quarter and year-to-year. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. The non-GAAP financial measures presented by the Company may be different than the non-GAAP financial measures presented by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP financial measures.

The Company excludes the following expenses, gains and losses from its non-GAAP financial measures, when applicable:

Stock-based compensation expense: Stock-based compensation expense consists of expenses recorded under SFAS 123(R), "*Share-Based Payment,*" in connection with stock awards such as stock options, restricted stock awards and restricted stock units granted under the Company's equity incentive plans and shares issued pursuant to the Company's employee stock purchase plan. The Company excludes stock-based compensation expense from non-GAAP financial measures because it is a non-cash measurement that does not reflect the Company's ongoing business; the Company believes that the provision of non-GAAP information that excludes stock-based compensation improves the ability of investors to compare its period-over-period operating results, as there is significant variability and unpredictability across companies with respect to this expense.

Management incentive program: The Company excludes expenses associated with the management incentive program, which were limited cash payments made to selected members of management of an acquired company, as these payments were instituted as a component of the acquisition process and do not reflect the Company's ongoing business.

Amortization of acquisition-related intangible assets: Amortization of acquisition-related intangible assets primarily relate to core and existing technologies, patents, a trade name and customer relationships that were acquired from prior acquisitions. The Company excludes the amortization of acquisition-related intangible assets because it does not reflect the Company's ongoing business and it does not have a direct correlation to the operation of the Company's business. In addition, in accordance with GAAP, the Company generally recognizes expenses for internally-developed intangible assets as they are incurred, notwithstanding the potential future benefit such assets may provide. Unlike internally-developed intangible assets, however, and also in accordance with GAAP, the Company generally capitalizes the cost of acquired intangible assets and recognizes that cost as an expense over the useful lives of the assets acquired (other than goodwill, which is not amortized, and acquired in-process technology, which is expensed immediately, as required under GAAP). As a result of their GAAP treatment, there is an inherent lack of comparability between the financial performance of internally-developed intangible assets and acquired intangible assets. Accordingly, the Company believes it is useful to provide, as a supplement to its GAAP operating results, a non-GAAP financial measure that excludes the amortization of acquired intangible assets in order to enhance the period-over-period comparison of its operating results, as there is significant variability and unpredictability across companies with respect to this expense.

Restructuring and other charges (gains): Restructuring charges primarily relate to activities engaged in by the Company's management to simplify its infrastructure. Other charges (gains) primarily relate to the impairment of acquisition-related intangible assets from prior acquisitions and sale of long-lived assets. Restructuring and other charges (gains) are excluded from non-GAAP financial measures because they are not considered core operating activities and the occurrence of such costs is infrequent. Although the Company has engaged in various restructuring activities over the past several years and intends to implement a restructuring in the second quarter of fiscal 2008, each has been a discrete, extraordinary event based on a unique set of business objectives. The Company does not engage in restructuring activities on a regular basis or in the ordinary course of business. As such, the Company believes it is appropriate to exclude restructuring charges from its non-GAAP financial measures, as it enhances the ability of investors to compare the Company's period-over-period operating results.

Income taxes: Incremental income taxes associated with certain non-GAAP items.

Adaptec, Inc.
Reconciliation of GAAP to Non-GAAP Operating Results
(unaudited)

	Three-Month Period Ended		
	June 30, 2007	March 31, 2007	June 30, 2006
	(in thousands)		
GAAP loss from continuing operations	$ (3,635)	$ (4,164)	$ (24,824)
Stock-based compensation expense	1,556	1,667	2,544
Management incentive program	--	--	611
Amortization of acquisition-related intangible assets	733	1,470	1,586
Restructuring charges	1,526	--	3,011
Other charges (gains)	(5,914)	758	13,942
Income taxes	(159)	(2,408)	(213)
Non-GAAP loss from continuing operations	$ (5,893)	$ (2,677)	$ (3,343)
Shares used in computing income (loss) per share:			
Basic - GAAP and Non-GAAP	**117,897**	**117,516**	**115,609**
Diluted - GAAP and Non-GAAP	**117,897**	**117,516**	**115,609**

Adaptec, Inc.
Summary Balance Sheet and Cash Flow Data
(unaudited)

Balance Sheet Data	As of		
	June 30, 2007	March 31, 2007	June 30, 2006
	(in thousands)		
Cash, cash equivalents and marketable securities	$ 591,459	$ 572,423	$ 555,658
Accounts receivable, net	28,337	34,127	45,207
Inventories	24,678	28,717	35,149
Other intangible assets	4,837	7,011	16,156
Other assets	58,864	73,124	69,152
Total assets	$ 708,175	$ 715,402	$ 721,322
Current liabilities	$ 56,606	$ 65,235	$ 142,266
Convertible notes and other long-term obligations	233,756	228,009	228,555
Stockholders' equity	417,813	422,158	350,501
Total liabilities and stockholders' equity	$ 708,175	$ 715,402	$ 721,322

Cash Flow Data	Three-Month Period Ended		
	June 30, 2007	March 31, 2007	June 30, 2006
	(in thousands)		
Net loss	$ (3,635)	$ (3,330)	$ (23,270)
Less: Income from discontinued operations	--	834	1,554
Loss from continuing operations	(3,635)	(4,164)	(24,824)
Adjustments to reconcile loss from continuing operations			
to net cash provided by (used in) operations:			
Non-cash P&L items:			
Gain on sale of long-lived assets	(6,735)	--	--
Impairment of long-lived assets	--	--	13,203
Non-cash effect of tax settlement	--	(1,389)	--
Stock-based compensation	1,556	1,667	2,544
Depreciation and amortization	3,114	4,070	5,013
Inventory-related charges	2,096	2,378	882
Other items	72	1,040	444
Changes in assets and liabilities	(901)	1,757	(1,861)
Net cash provided by (used in) operating activities of continuing operations	(4,433)	5,359	(4,599)
Net cash provided by operating activities of discontinued operations	2,390	2,778	1,554
Net cash provided by (used in) operating activities	$ (2,043)	$ 8,137	$ (3,045)
Other significant cash flow activities:			
Proceeds from issuance of common stock	636	1,862	1,567
Proceeds from sale of long-lived assets	19,881	--	--
Repurchase of 3% convertible notes	--	(10,637)	--